Exhibit 99.1

MATERIAL CHANGE REPORT

FORM 51-102F3

ITEM 1:               REPORTING ISSUER

Biovail Corporation

7150 Mississauga Road

Mississauga Ontario L5N 8M5

ITEM 2:               DATE OF MATERIAL CHANGES

May 10, 2007

ITEM 3:               NEWS RELEASE

The news release attached hereto as Exhibit “A” was issued by Biovail Corporation (the “Company”) on May 10, 2007.  The release was distributed in Canada and the United States through Business Wire and was filed with the Toronto Stock Exchange and with each of the Canadian provincial securities regulatory authorities via SEDAR.  The release is also being filed as part of the Company’s 6-K filing via EDGAR with the United States Securities and Exchange Commission and the New York Stock Exchange.  A copy of the press release was posted to the Company’s website at www.biovail.com.

ITEM 4:               SUMMARY OF MATERIAL CHANGES

On May 10, 2007, the Company announced its intention to file an amended and restated Form 20-F for 2006, and such other reports as may be required, as a result of the understatement of its reported net income for fiscal 2005 and 2006.

ITEM 5:               FULL DESCRIPTION OF MATERIAL CHANGE

This Material Change Report contains forward-looking statements that are based on the Company’s current views; however, actual results may differ materially from those expressed in such forward-looking statements.  For more information, see the Caution Regarding Forward-Looking Statements below.

Biovail will file an amended and restated Form 20-F for 2006, and such other reports as may be required, to correct for the effects of the following error in the computation of amortization expense.

During the 2007 first-quarter financial statement close process, the Company detected a data error in a supporting schedule used to (a) track quantities of Zovirax® products that the Company may purchase at reduced supply prices from GlaxoSmithKline, and (b) calculate amortization expense of the long-term asset being amortized to cost of goods sold relative to the amount of Zovirax® that can be purchased at those reduced supply prices. As a result of this error, cost of goods sold in the Company’s consolidated statement of income for fiscal 2005 and 2006 will be restated to adjust for an overstatement of amortization expense in the amounts of $5.2 million and $12.1 million, respectively, and a corresponding understatement of net income in the same amounts. In the restated consolidated balance sheet at December 31, 2006, the cumulative effect of this error in fiscal years 2005 and 2006 resulted in an increase of $17.3 million to other assets, with a corresponding adjustment to deficit in shareholders’ equity.

As a result of the preceding restatement, the Company is required to correct other known errors in prior-year periods that were previously deemed to be immaterial. The Company identified two such instances – one related to foreign exchange, the other related to Cardizem® LA.

Accordingly, Biovail intends to adjust the consolidated statement of income for a misstatement related to the accounting for foreign exchange. For fiscal 2005, the effect of this restatement is to increase net income by $2.2 million; while in 2003 the net loss is increased by $2.9 million, and in 2004 and 2006 net income is reduced by $1.2 million and $1.6 million, respectively. In the consolidated balance sheet at December 31, 2006, the cumulative effect of this misstatement in fiscal years 2003 through 2006 resulted in an increase of $3.5 million to accumulated other comprehensive income, with a corresponding adjustment to deficit in shareholders’ equity.

The second immaterial prior-period error being corrected relates to the Company’s previous reporting of a cumulative pricing adjustment related to Cardizem® LA sold to Kos Pharmaceuticals, Inc. (“Kos”). This adjustment reflected the positive impact on Biovail’s supply price of price increases implemented by Kos during the period from May 2, 2005 to September 30, 2006. As previously disclosed, the Company recorded the entire amount of the cumulative pricing adjustment in product sales revenue for the three months ended September 30, 2006, as the share of that adjustment that related to any of the prior interim periods that were affected was considered to be immaterial. Under its revised reporting, the Company has allocated a share of the cumulative pricing adjustment to each of the affected interim periods. As a result, product sales revenue in the consolidated statement of income for fiscal 2005 has been restated upward to account for a share of the pricing adjustment in the amount of $2.8 million, while 2006 product sales revenue has been reduced by $2.8 million. This revised reporting had no cumulative effect on the consolidated balance sheet at December 31, 2006

Caution Regarding Forward-Looking Statements

To the extent any statements made in this Material Change Report contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates, outlook and guidance, including, without limitation, statements concerning the Company’s expectations regarding the filing of amended and restated financial information and can generally be identified by the use of words such as “guidance”, “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

2

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, factors arising from the restatement process, the occurrence of subsequent events and risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, as well as the Company’s ability to anticipate and manage such risks. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in Schedule “A” to this Material Change Report, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing references to important factors that may affect future results are not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Actual restated amounts may differ materially from those stated in this Material Change Report due to a number of factors, including changes arising from the restatement process and the occurrence of subsequent events. Biovail undertakes no obligation to update or revise any forward-looking statement.

ITEM 6:               RELIANCE ON CONFIDENTIALITY SECTION NI-51-102

Not applicable.

ITEM 7:               OMITTED INFORMATION

Not applicable.

ITEM 8:               SENIOR OFFICER - FOR FURTHER INFORMATION CONTACT:

For further information, contact Nelson Isabel at 905-286-3250.

DATED May 18, 2007.

3

SCHEDULE “A”

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

(905) 286-3000

For Immediate Release:

BIOVAIL REPORTS FIRST-QUARTER 2007 FINANCIAL RESULTS,

PLANS TO FILE AMENDED 2006 FORM 20-F

Company Records Total Revenues of $247 Million;

GAAP Diluted EPS of $0.58;

Cash Flow From Operations of $120 Million;

Operating Margins of 40%;

Company Reaffirms 2007 Financial Guidance

TORONTO, Canada, May 10, 2007 – Biovail Corporation (NYSE/TSX: BVF) today announced financial results for the three-month period ended March 31, 2007. The Company also announced its intention to file an amended and restated Form 20-F for the fiscal year ended December 31, 2006, and such other reports as may be required, as a result of the understatement of Biovail’s reported net income for fiscal 2005 and 2006 in the amount of $10.2 million and $7.7 million, respectively. The comparative figures for the first quarter, and as at the year-end of 2006 that are contained in this news release, have been restated to reflect the correction of these understatements. For further detail regarding the restatement, see the section entitled “Restatement Information” before the conference-call details below. To the extent that this news release contains forward-looking statements, investors are cautioned that these are based on the Company’s current views, and actual outcomes are not certain. For more information, see the note on forward-looking information following the conference-call details below.

Total revenues for the three months ended March 31, 2007 were $247.0 million, compared with $222.6 million for the first quarter of 2006, an increase of 11%. First-quarter 2007 net income, in accordance with United States Generally Accepted Accounting Principles (GAAP), was $93.8

million, compared with $68.4 million for the corresponding 2006 period. GAAP diluted earnings per share (EPS) for the first quarter of 2007 were $0.58, versus $0.43 for the first quarter of 2006.

GAAP net income and EPS figures for the first quarter of 2007 were negatively impacted by a $0.6-million restructuring charge related to the December 2006 restructuring of the Company’s U.S. commercial operations. In the first quarter of 2006, Biovail incurred a $4.1-million loss from discontinued operations related to the sale of the Company’s Nutravail division.

“Despite the loss of exclusivity on the 300mg strength of Wellbutrin XL®, we have begun 2007 on solid footing,” said Biovail Chief Executive Officer Dr. Douglas Squires. “Biovail’s business remains strong. Our confidence in Ultram® ER is further supported by recent prescription trends, and with an FDA action date for BVF-033 in July and a maturing development pipeline, Biovail is entering a new-product cycle that should drive long-term growth for the Company.”

Wellbutrin XL® Settlement

On March 5, 2007, Biovail announced that following a review by the Federal Trade Commission that was requested by the parties, a comprehensive settlement had been reached with Anchen Pharmaceuticals LLP, Impax Laboratories, Inc., Watson Pharmaceuticals, Inc. and Teva Pharmaceutical Industries Ltd. related to Wellbutrin XL®. The settlements include, among other things, the dismissal of Biovail’s patent-infringement actions against each of Impax and Watson related to their abbreviated new drug applications for generic formulations of Wellbutrin XL®. Under the terms of the agreement, with defined exceptions, none of Teva, Anchen, Impax, and Watson may market a generic version of the 150mg strength of Wellbutrin XL® until 2008. For more information, see the news release issued March 5, 2007, Biovail Announces Comprehensive Settlement Related to Wellbutrin XL®.

First-Quarter 2007 Financial Performance

Product revenues for the first quarter of 2007 were $238.0 million, compared with $211.8 million in the first quarter of 2006, an increase of 12% that reflects higher revenues from several product lines, including Ultram® ER, Zovirax®, Cardizem® LA, and Biovail’s portfolio of generic products. Partially offsetting factors included lower revenues from Wellbutrin XL® and Biovail Pharmaceuticals Canada (BPC).

Product revenues for Wellbutrin XL® were $61.4 million in the first quarter of 2007, compared with $65.0 million in the first quarter of 2006. Wellbutrin XL® revenues in the first quarter of

2007, were impacted by the December 2006 launch of a generic formulation of the 300mg strength of the product. In the first quarter of 2007, the generic formulation captured 74% of the 300mg dosage strength’s total prescription volume. First-quarter 2007 Wellbutrin XL® revenues reflect initial shipments in support of the product’s European launch by marketing partner GlaxoSmithKline (GSK).

Launched in February 2006 by marketing partner Ortho-McNeil, Inc. (OMI), Ultram® ER generated revenues of $30.0 million in the first quarter of 2007, compared with $15.1 million in the first quarter of 2006. Ultram® ER’s performance in the first quarter of 2007 reflects a recent price increase, an increase in Biovail’s supply price from 27.5% to 37.5% of OMI’s net selling price, and higher sample revenues. In the first quarter of 2007, Ultram® ER captured 5.5% of total prescription volume for the Ultram® brand (including generics). On May 9, 2007, Biovail Laboratories International SRL, along with OMI, Purdue Pharma Products L.P., and Napp Pharmaceutical Group Ltd., initiated patent-infringement litigation against Par Pharmaceutical Companies, Inc. (Par) related to its abbreviated new drug application (ANDA) for a generic formulation of the 200mg dosage strength of Ultram® ER tablets. This infringement action alleges that Par’s generic formulation infringes U.S. Patent No. 6,254,887, which is listed in the Orange Book for Ultram® ER. Pursuant to the provisions of the Hatch-Waxman Act, the U.S. Food and Drug Administration (FDA) will not approve Par’s product for a period of 30 months, or until the patent-infringement litigation is resolved, and such resolution is in favour of Par, whichever occurs first. Biovail currently has two patent applications being prosecuted by the U.S. Patent and Trademark Office, which if approved, will be added to the Orange Book for Ultram® ER.

First-quarter 2007 revenues for Biovail’s Zovirax® franchise were $37.3 million, compared with $24.5 million in the prior-year period, an increase of 52% that reflects the impact of a recent price increase for the product line, and an increase in inventories at the wholesaler level from two weeks to four weeks. In the first quarter of 2007, Zovirax® Ointment and Zovirax® Cream held a combined 72.4% share of the topical herpes market, an increase of 3.2 percentage points in market share versus first-quarter 2006 levels.

Revenues from BPC were $13.8 million in the first quarter of 2007, compared with $19.8 million in the first quarter of 2006, a decline of 30% that reflects the continued erosion of Tiazac® and Wellbutrin® SR due to generic competition. Total prescription volume for Tiazac® and

Wellbutrin® SR decreased 86% and 40%, respectively, in the first quarter of 2007, versus the comparable period in 2006. Partially offsetting factors include the continued growth in Tiazac® XC, where total prescription volume increased 40% year over year, and Wellbutrin® XL, which was launched by the BPC sales force in April 2006. Biovail is currently exploring a number of acquisition opportunities to expand BPC’s commercial portfolio.

In the first quarter of 2007, Cardizem® LA generated revenues of $23.9 million, compared with $18.3 million for the corresponding period in 2006, which reflects the first-quarter 2007 fulfillment of back orders for the 120mg and 180mg strengths of the product. The amortization of deferred revenues associated with the May 2005 Kos transaction positively impacted Cardizem® LA revenues by $3.8 million in the first quarters of both 2006 and 2007.

Legacy products generated revenues of $35.6 million for the first quarter of 2007, compared with $35.5 million in the first quarter of 2006. This performance reflects the positive impact of price increases implemented in 2006 and the first quarter of 2007, offset by the expected year-over-year declines in overall prescription volumes for these mature products.

Product revenue for Biovail’s portfolio of generic products was $35.9 million in the first quarter of 2007, compared with $33.6 million in the first quarter of 2006, representing growth of 7%. This performance reflects higher prescription volumes for Biovail’s generic formulation of Procardia XL, partially offset by declines in prescription volumes for the Company’s generic formulations of Cardizem® CD and Voltaren® XR. Total prescription volume for Biovail’s portfolio of generic products decreased 1% in the first quarter of 2007, compared with the corresponding period in 2006.

The following table summarizes Biovail’s product revenue performance in the first quarter of 2007:

($000s)	Q1/07 Revenues	Q1/06 Revenues		Change (%)
Wellbutrin XL®	61,405	65,004		(6)%
Ultram® ER	30,019	15,111		99%
Zovirax®	37,283	24,474		52%
Biovail Pharmaceuticals Canada	13,826	19,780		(30)%
Cardizem® LA	23,949	18,316	*	31%
Legacy Products	35,640	35,529		0%
Generics	35,880	33,597		7%
Total Product Revenues	238,002	211,811	*	12%

* Restated

Research-and-development revenue was $4.8 million in the first quarter of 2007, compared with $4.9 million in the corresponding period in 2006.

Royalty and other revenue was $4.2 million in the first quarter of 2007, compared with $5.9 million in the first quarter of 2006. The decrease reflects the termination of Biovail’s co-promotion efforts for Ultram® ER, and lower royalty revenues on Tiazac®, Cardizem® CD and Tricor.

Cost of goods sold for the first quarter of 2007 was $56.4 million, compared with $47.2 million in the first quarter of 2006. Gross margins on product revenues were 76% in the first quarter of 2007, compared with 78% in the first quarter of 2006, reflecting lower sales volumes for 300mg tablets of Wellbutrin XL® and Biovail’s one-third share of the costs associated with GSK’s license agreement with Watson Pharmaceuticals, Inc. related to Wellbutrin XL® 150mg, partially offset by price increases and Biovail’s higher supply price for Ultram® ER in 2007.

Research-and-development expenditures for the first quarter of 2007 were $29.7 million, compared with $22.3 million for the first quarter of 2006. This 33% year-over-year increase reflects increased activity within Biovail’s early-stage development pipeline, and higher costs associated with BVF-146 (currently in Phase III development), BVF-033 and BVF-012. Biovail is actively engaged in discussions with a number of potential partners for the commercialization rights to these products. With respect to other ongoing pipeline programs, Biovail anticipates the submission of at least one regulatory application to the FDA in 2007.

Selling, general and administrative (SG&A) expenses for the first quarter of 2007 were $49.6 million, compared with $56.6 million in the first quarter of 2006, a decrease of 12% that reflects Biovail’s restructured approach to commercializing products in the U.S., and an associated reduction in headcount in the Company’s U.S. commercial operations group; partially offset by increased legal costs. Biovail incurred $4.2 million in stock-based compensation costs in the first quarter of 2007, compared with $6.9 million in the corresponding period in 2006, the majority of which is recorded in SG&A expenses.

Amortization expense in the first quarter of 2007 was $12.0 million, compared with $14.8 million in the first quarter of 2006, a decrease of 19% that primarily reflects the third-quarter 2006 write-down of intangible assets associated with Vasotec® and Glumetza™.

Operating income for the first quarter of 2007 was $98.6 million, compared with $81.7 million in the corresponding period in 2006. As a percentage of revenues, operating income was 39.9% in the first quarter of 2007, compared with 36.7% in the first quarter of 2006.

Specific Items Affecting Operations

In the first quarter of 2007, Biovail incurred an additional $0.6-million charge related to the December 2006 restructuring of the Company’s U.S. commercial operations.

In the first quarter of 2006, Biovail amended its purchase-and-sale agreement with Futuristic Brands USA, Inc. related to Nutravail. As such, Biovail incurred a $2.8-million write-down of Nutravail’s assets, which was included in the $4.1-million, first-quarter 2006 loss from discontinued operations.

Balance Sheet & Cash Flow

At the end of the first quarter of 2007, Biovail had cash balances of $870 million. Effective April 1, 2007, Biovail redeemed all of its outstanding 7 7/8% Senior Subordinated Notes for a total cash outlay of $422 million, which includes accrued interest and a 1.969% premium for the early redemption of the Notes. Following the redemption, and the final payment on the Zovirax® obligation on April 2, 2007, Biovail is debt-free.

Cash flow from operations was $119.8 million in the first quarter of 2007, compared with $94.7 million in the first quarter of 2006, an increase of 27%. Net capital expenditures in the first quarter of 2007 amounted to $5.7 million, compared with $17.9 million in the prior-year period. Capital expenditures in 2006 reflect the expansion of the Company’s manufacturing facility in Steinbach, Manitoba, which is now complete. In the first quarter of 2007, Biovail made dividend payments totaling $80.2 million ($0.50 per share).

2007 Financial Guidance

Biovail is reaffirming its 2007 guidance for total revenues of $800 million to $850 million; diluted EPS of $1.70 to $1.80 (excluding specific items), and cash flows from operations of $320 million to $340 million.

As before, Biovail’s revenue guidance is based on a number of variables, including current prescription and business trends, and the success of the Company’s strategic marketing and distribution partners. Biovail’s 2007 financial guidance assumes that a generic formulation of the 150mg strength of Wellbutrin XL® is not launched in 2007. In addition, 2007 guidance does not include the impact of any potential acquisitions or dispositions; the introduction of new generic formulations of the Company’s other key products; any new supply-and-distribution agreements; restructuring; settlements or other specific charges.

Restatement Information

Biovail will file an amended and restated Form 20-F for 2006, and such other reports as may be required, to correct for the effects of the following error in the computation of amortization expense, which is a non-cash item.

During the 2007 first-quarter financial statement close process, the Company detected a data error in a supporting schedule used to (a) track quantities of Zovirax® products that the Company may purchase at reduced supply prices from GSK, and (b) calculate amortization expense of the long-term asset being amortized to cost of goods sold relative to the amount of Zovirax® that can be purchased at those reduced supply prices. As a result of this error, cost of goods sold in the accompanying consolidated statement of income for the three months ended March 31, 2006 has been restated to adjust for an overstatement of amortization expense in the amount of $2.1 million, and the resulting understatement of net income in the amount of $2.1 million. Cost of goods sold in the Company’s consolidated statement of income for fiscal 2005 and 2006 will be restated to adjust for an overstatement of amortization expense in the amount of $5.2 million and $12.1 million, respectively, and a corresponding understatement of net income in the same amounts. In the restated consolidated balance sheet at December 31, 2006, that accompanies this release, the cumulative effect of this error in fiscal years 2005 and 2006 resulted in an increase of $17.3 million to other assets, with a corresponding adjustment to deficit in shareholders’ equity.

As a result of the preceding restatement, the Company is required to correct other known errors in prior-year periods that were previously deemed to be immaterial. The Company identified two such instances – one related to foreign exchange, the other related to Cardizem® LA.

Accordingly, Biovail has adjusted the accompanying consolidated statement of income for the three months ended March 31, 2006 for a misstatement related to the accounting for foreign exchange, which is a non-cash item, in the amount of $0.3 million. For fiscal 2005, the effect of this restatement is to increase net income by $2.2 million; while in 2003 the net loss is increased by $2.9 million, and in 2004 and 2006 net income is reduced by $1.2 million and $1.6 million, respectively. In the accompanying consolidated balance sheet at December 31, 2006, the cumulative effect of this misstatement in fiscal years 2003 through 2006 resulted in an increase of $3.5 million to accumulated other comprehensive income, with a corresponding adjustment to deficit in shareholders’ equity.

The second immaterial prior-period error being corrected relates to the Company’s previous reporting of a cumulative pricing adjustment related to Cardizem® LA sold to Kos Pharmaceuticals, Inc. (Kos). This adjustment reflected the positive impact on Biovail’s supply price of price increases implemented by Kos during the period from May 2, 2005 to September 30, 2006. As previously disclosed, the Company recorded the entire amount of the cumulative pricing adjustment in product sales revenue for the three months ended September 30, 2006, as the share of that adjustment that related to any of the prior interim periods that were affected was considered to be immaterial. Under its revised reporting, the Company has allocated a share of the cumulative pricing adjustment to each of the affected interim periods. As a result, product sales revenue in the accompanying consolidated statement of income for the three months ended March 31, 2006 has been restated upward to account for a share of the pricing adjustment in the amount of $2.1 million (with a corresponding increase to net income). Product sales revenue for fiscal 2005 has been restated upward to account for a share of the pricing adjustment in the amount of $2.8 million, while 2006 product sales revenue has been reduced by $2.8 million. This revised reporting had no cumulative effect on the accompanying consolidated balance sheet at December 31, 2006.

The tables below provide details of the impact of the restatement for each of 2005 and 2006.

Impact of Restatement on 2005 Net Income and Diluted EPS ($000s, except EPS figures)

	Q1	Q2	Q3	Q4	2005

Net Income as reported	11,132	3,707	101,663	119,719	236,221
Adjustments:
Amortization of Zovirax® Asset	—	242	1,598	3,361	5,201
Foreign Exchange	778	1,175	63	195	2,211
Cardizem® LA Price Increases	—	981	1,162	664	2,807
Total Adjustments	778	2,398	2,823	4,220	10,219
Restated Net Income	11,910	6,105	104,486	123,939	246,440

Diluted EPS
As reported	0.07	0.02	0.64	0.75	1.48
Restated	0.07	0.04	0.65	0.77	1.54

Impact of Restatement on 2006 Net Income and Diluted EPS ($000s, except EPS figures)

	Q1	Q2	Q3	Q4	2006

Net Income (Loss) as reported	64,486	80,594	(56,451)	115,319	203,948
Adjustments:
Amortization of Zovirax® Asset	2,137	3,251	3,523	3,218	12,129
Foreign Exchange	(293)	(905)	115	(561)	(1,644)
Cardizem LA® Price Increases	2,106	2,337	(7,250)	—	(2,807)
Total Adjustments	3,950	4,683	(3,612)	2,657	7,678
Restated Net Income (Loss)	68,436	85,277	(60,063)	117,976	211,626

Diluted EPS
As reported	0.40	0.50	(0.35)	0.72	1.27
Restated	0.43	0.53	(0.37)	0.74	1.32

The decision to restate the company’s financial statements to reflect the matters referred to above was made by the Audit Committee of Biovail’s Board of Directors, upon the recommendation of management. The comparative 2006 figures in the financial results for the first quarter of 2007 reflect the adjustments referred to above. Biovail expects to file an amended and restated Form 20-F for 2006, which will include restated 2005 figures, and such other reports as may be required, by May 25, 2007. Biovail’s management is in the process of preparing the necessary restatements. These documents will require review and approval from the Audit Committee of the Board of Directors and the Company’s independent auditors prior to filing.

Remediation Plan

As part of the restatement process, Biovail evaluated the impact of the accounting errors in its assessment of internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, as at December 31, 2006. This re-evaluation was conducted in accordance with the provisions of PCAOB Auditing Standard No. 2.

Based on the information and facts available during the Company’s re-evaluation, Biovail concluded that the data-input errors occurring within the tracking of quantities of Zovirax® product, and the calculation of amortization of the related long-term asset, represented a material weakness. The Company also concluded that the failure of subsequent evaluation and analysis performed by local management to detect these errors on a timely basis also represented a material weakness.

To address the material weaknesses identified, management is in the process of implementing measures to remediate the control deficiency in the location where the foregoing error in the amortization of the Zovirax® asset occurred. With respect to spreadsheets, these measures include strengthening internal controls around their development and usage, and the review and related analysis of those spreadsheets by local management; and examining the possibility of incorporating the automation of the spreadsheet-based data into the Company’s Enterprise Resource Planning application. Biovail anticipates that these measures will be implemented by the end of the second quarter of 2007.

Conference Call

Biovail management will host a conference call and Webcast on Thursday, May 10, 2007, at 8:30 a.m. EDT for Company executives to discuss 2007 first-quarter financial results. Following the discussion, Biovail executives will address inquiries from research analysts.

A live Webcast of this call will be available through the Investor Relations section of the Biovail Web site, at www.biovail.com. To access the call live, please dial 416-340-8010 (Toronto and International callers) and 1-866-540-8136 (U.S. and Canada). Listeners are encouraged to dial in 10 minutes before the call begins to avoid delays.

A replay of the conference call will be available until 7 p.m. EDT on Thursday, May 17, 2007, by dialing 416-695-5800 (Toronto and International callers) and 1-800-408-3053 (U.S. and Canada), using access code, 3221188#.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”).  These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates, outlook and guidance, including, without limitation, statements concerning the Company’s expectations regarding the timing of filing amended and restated financial information, expectations regarding its pipeline and product cycle, expectations regarding regulatory filings to the FDA and the Company’s guidance for 2007 in respect of its total revenues, EPS and cash flows from operations, and can generally be identified by the use of words such as “guidance”, “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations include, among other things: a decrease in sales of Wellbutrin XL®, the difficulty of predicting U.S. Food and Drug Administration, Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission, as well as the

Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, and the Company’s news release issued March 5, 2007 entitled “Biovail Announces Comprehensive Settlement Related to Wellbutrin XL®”, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F. The Company’s intention and expectation to file amended and restated financial information by May 25, 2007 is based on management assumptions and existing information and involves risks and uncertainties, and the Company makes no assurances that it will do so.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Actual restated amounts may differ materially from those stated in this news release due to a number of factors, including changes arising from the restatement process and the occurrence of subsequent events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

Source: Biovail Corporation

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended
	March 31
	2007	2006
		(As Restated)
REVENUE
Product sales	$238,002	$211,811
Research and development	4,841	4,909
Royalty and other	4,162	5,909
	247,005	222,629
EXPENSES
Cost of goods sold	56,416	47,192
Research and development	29,722	22,328
Selling, general and administrative	49,594	56,550
Amortization	11,981	14,824
Restructuring costs	645	—
	148,358	140,894
Operating income	98,647	81,735
Interest income	9,761	5,196
Interest expense	(8,677)	(9,024)
Foreign exchange loss	(288)	(883)
Other expense	(424)	(318)
Income from continuing operations before provision for income taxes	99,019	76,706
Provision for income taxes	5,200	4,150
Income from continuing operations	93,819	72,556
Loss from discontinued operation	—	(4,120)
Net income	$93,819	$68,436

Basic and diluted earnings (loss) per share
Income from continuing operations	$0.58	$0.45
Loss from discontinued operation	—	(0.02)
Net income	$0.58	$0.43

Weighted average number of common shares outstanding (000s)
Basic	160,559	159,663
Diluted	160,559	159,737

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	At	At
	March 31	December 31
	2007	2006
		(As Restated)
ASSETS
Cash and cash equivalents	$870,175	$834,540
Other current assets	212,792	223,084
Long-term investments	55,227	56,442
Property, plant and equipment, net	212,988	211,979
Intangible assets, net	683,372	697,645
Goodwill	100,294	100,294
Other long-term assets	59,124	68,458
	$2,193,972	$2,192,442
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$742,214	$410,287
Long-term obligations	1,337	400,645
Other long-term liabilities	107,953	79,253
Shareholders' equity	1,342,468	1,302,257
	$2,193,972	$2,192,442

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended
	March 31
	2007	2006
		(As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$93,819	$68,436
Adjustments to reconcile net income to cash provided by continuing operating activities
Depreciation and amortization	21,885	22,978
Amortization of deferred financing costs	531	622
Amortization of discounts on long-term obligations	201	491
Stock-based compensation	4,226	6,873
Equity loss	424	318
Loss from discontinued operation	—	4,120
Other	696	308
Changes in operating assets and liabilities	(1,954)	(9,454)
Net cash provided by continuing operating activities	119,828	94,692
Net cash used in continuing investing activities	(5,730)	(18,212)
Net cash used in continuing financing activities	(78,494)	(8,357)
Net cash used in discontinued operation	—	(580)
Effect of exchange rate changes on cash and cash equivalents	31	(13)
Net increase in cash and cash equivalents	35,635	67,530
Cash and cash equivalents, beginning of period	834,540	445,289
Cash and cash equivalents, end of period	$870,175	$512,819